SECURITY NATIONAL FINANCIAL CORPORATION

Investor Presentation | First Quarter 2017


Security National































TOP MORTGAGE LENDER

BEST OF STATE

100 MOST INFLUENTIAL MORTGAGE EXECUTIVES

NASDAQ
Top 20 Public Company in the State of Utah

Scotsman Guide
TOP MORTGAGE LENDER

MOCSI AWARD

TOP MORTGAGE CUSTOMER SATISFACTION

100 MOST INFLUENTIAL MORTGAGE EXECUTIVES

FAST 50

TOP 50 MORTGAGE LENDER

GephardtApproved

CEO OF THE YEAR

THE SAMY AWARD
SALES & MARKETER OF THE YEAR

NFDA Pursuit of Excellence

GREEN BUSINESS AWARD

TOTAL CLIENT 97.5% SATISFACTION

CXO OF THE YEAR

GDUSA GRAPHIC DESIGN USA
AMERICAN GRAPHIC DESIGN AWARDS

“Excellence” is our motto.



Security National

Security National Financial Corporation

Business Segments





Security National Financial Corporation operates in three main business segments:

1. **Life Insurance:** Five life insurance companies licensed in 38 states.

2. **Cemetery and Mortuary:** Nine mortuaries, six cemeteries, one management agreement operating in 3 states.

3. **Mortgage Banking:** Licensed in 45 states.

We have grown organically through increasing direct sales and through the acquisition of life insurance companies, funeral homes and cemeteries.



Security National Financial Corporation

Financial Snapshot

First Quarter 2017	
Assets	$867M
Liabilities	$737M
Stockholders Equity	$130M
Book Value Per Share	$8.63
1Q 2017 YTD Revenue	$69M
Earnings After Tax	$1.4M
Earnings Per Share (Q1)	$0.10
Stock Price at 3/31/17	$6.80

Security National



Security National Financial Corporation

10 Year Stock Price Trend vs. S&P 500



Security National Financial Corporation (SNFCA)

S&P 500



Security National Financial Corporation

Share Data

Year	Shares owned	Share Price	Stock Value
1997	1,000	$1.92	$1,920.00
2002	1,276	$1.81	$2,309.56
2007	1,629	$4.79	$7,802.91
2012	2,079	$1.41	$2,931.39
2017	2,653	$6.80	$17,918.00

As of April 1, 2017

13.15%
Avg. Compound 10yr Return
(Assumes Dividends Retained)

13.1%
Avg. Compound 20yr Return
(Assumes Dividends Retained)

Security National



Security National Financial Corporation

Key SNFCA Ratios

11.93% **Return on Equity** (5 yr avg.)	**78%** **Price/Book Value** (2017 Q1)	**$0.96** **Earnings Per Share** (Trailing Four Quarters)
2.02% **Return on Assets** (5 yr avg.)	**$20.75** **Revenue per share** (TTM)	**6.76x** **Price/Earnings** (Trailing Four Quarters)



Security National Financial Corporation

Equity Capital Structure

Equity Capital Structure			
Class A Common Stock	Par Value $2.00	20,000,000	Authorized
		13,820,079	Outstanding
Class B Common Stock	Par Value $1.00	5,000,000	Authorized
		0	Outstanding
Class C Common Stock (10 to 1 voting rights)	Par Value $2.00	3,000,000	Authorized
		2,005,026	Outstanding

As of May 11, 2017



Security National Financial Corporation

1st Quarter Comparison 2016 to 2017

	2016 Q1	% Change	2017 Q1
Total Revenues	$67M	3.1%	$69M
Total Benefits and Expenses	$63M	6.4%	$67M
Pre-Tax Earnings	$4.2M	-46%	$2.2M
Income Tax expense	($1.6M)	49%	($800k)
Net earnings	$2.6M	-44%	$1.5M
Earnings per share	$0.18	-44.4%	$0.10
Assets	$749M	11.8%	$867M


Security National

Security National Financial Corporation

Year End Comparison 2014 to 2016

	2014	2015	2016
Total Revenues	$227M	$285M	$307M
Total Benefits and Expenses	$214M	$263M	$286M
Pre-Tax Earnings	$12.9M	$21.2M	$20.7M
Income Tax Expense	$4.9M	$7.7M	$6.4M
After Tax Earnings	$8.0M	$13.5M	$14.3M
Earnings Per Share	$0.58	$0.93	$0.96
Assets	$671M	$750M	$854M

Security National



Security National Financial Corporation

Snapshot by Segment

	2014				2015				2016			
	Life Insurance	Cemetary and Mortuary	Mortgage Banking	Total	Life Insurance	Cemetary and Mortuary	Mortgage Banking	Total	Life Insurance	Cemetary and Mortuary	Mortgage Banking	Total
Total Revenues	$87.9M	$13.7M	$134M	$227M	$94.5M	$13.6M	$185M	$284M	$103M	$13.6M	$199M	$307M
Total Benefits and Expense	$79.40	$13.1M	$130M	$214M	$86.0M	$12.7M	$174M	$263M	$95M	$12.4M	$187M	$286M
Income Tax Benefit (Expense)	$(3.4M)	-	$(1.5M)	$(4.9M)	$(3.1M)	-	$(4.6M)	$(7.7M)	$(1.9M)	-	$(4.5M)	$(6.5M)
Net Earnings	$5.00	$0.6M	$2.3M	$14.3M	$5.3M	$0.9M	$7.2M	$13.5M	$5.8M	$1.2M	$7.3M	$14.3M

* Consolidated totals account for intersegment deductions



Security National Financial Corporation

Asset Growth

$1000.0M						
$900.0M						$867
$800.0M					$854	
$700.0M				$750		
$600.0M	$597	$619	$671			
$500.0M	$523					
$400.0M						
2011	2012	2013	2014	2015	2016	Q1 2017


Security National



Security National

Life Insurance Company



Security National Financial Corporation
www.SecurityNational.com

Security National Life

Products

Security National Life sells products designed to fund an individual's funeral costs. These policies are sold through three major channels.

- **Preneed** is a policy where a funeral home agrees to accept the policy in exchange for furnishing a given set of services. Therefore the price of the services is effectively locked in.

- **Final Expense** is a non-growth policy that pays a specified death benefit at death without any funeral home guarantee.

- **Home Service** is a product specifically designed for a lower socio-economic group where, similar to final expense, a specified benefit is paid at death but the premiums are collected weekly or monthly generally at the home by the agent.

Annuities (Multi pay or Single Pay)

- Annuities are generally sold to people not qualifying for a life insurance product and have guaranteed interest rates currently at 1% per annum. The board of directors can approve rate increases at their discretion.



Life Insurance Segment Snapshot

Life Insurance Segment Snapshot

	2014	2015	2016	2017 Q1
Total Revenues	$87.9M	$94.5M	$102.7M	$29.2M
Total Benefits and Expenses	$79.4M	$86.1M	$95.0M	$27.3M
Pre-Tax Earnings	$8.5M	$8.5M	$7.7M	$1.9M
Pre-Tax Earnings Without Realized Gains	$7.3M	$6.2M	$8.0M	$1.9M
Income Tax Benefit (expense)	($3.4M)	($3.1M)	($2.0M)	($0.9M)
Net After Tax earnings	$5.0M	$5.3M	$5.7M	$1.0M
Assets	$652M	$721M	$821M	$834M

*Assets do not include Intercompany Eliminations.


Security National

Security National Life Insurance Co.

Collected Premium Margins (Statutory Basis)



Chart: Collected Premium Margins (Statutory Basis)

Category	2014	CP 2014	2015	CP 2015	2016	CP 2016
Interest Margin	$7.0M		$5.1M		$5.5M	
Mortality Margin	$3.3M		$3.6M		$7.3M	
Premium Margin	$20.3M		$23.9M		$25.9M	
Collected Premiums		$60.0M		$65.6M		$74.0M

Legend: Premium Margin | Mortality Margin | Interest Margin | Collected Premiums

Security National

Building Our Salesforce

First Year Insurance & Annuity Annualized Premium Sales 2011-2016



	2012	2013	2014	2015	2016
■ Annuities	$4,269,485	$4,906,196	$5,321,392	$5,299,115	$6,076,030
■ Home Service	$1,679,956	$1,594,193	$1,599,596	$2,227,267	$2,950,118
■ Final Expense	$1,006,957	$2,627,012	$4,192,708	$8,163,722	$10,854,186
■ Pre need	$12,939,765	$15,956,017	$16,279,909	$15,709,493	$16,588,874

38
Number of States where Licensed

>4,000
Sales Agents

84%
Sales Growth 2011 vs. 2016

20%
Avg. Sales Growth 2011-2016

Security National



Security National Financial Corporation
www.SecurityNational.com

Security National Life Acquisitions

Most Recent Acquisition



FIRST GUARANTY
INSURANCE COMPANY

Ashdown, AR Headquarters	**$55M** Assets	**$1.6M** Annual Premium
~$6.8M Purchase Price	**$3.8M** Capital and Surplus	**~$3.0M** Net Price

Security National



Security National Life Insurance Co.

Enterprise Investment Philosophy/Strategy

Security National Life offers specialized financing sometimes in conjunction with Security National Mortgage. These products increase investment yield and offers Security National Mortgage loan officers additional products for their clients.

- **Security National Life Direct Loans-** 8.99% interest – 2-5 origination points – 65% LTV maximum, 5 year term. These are investment loans secured by residential real property. They cannot be used for primary residences but are attractive to investors.

- **Security National Construction lending-** The Company offers construction lending, generally in conjunction with a long term loan approval from SNMC. These loans have a 6% interest rate and 2 origination points – 80% LTV, 6 month term. SNL also offers Acquisition and Development loans to approved builders. Term and rate vary by situation – focus is on a generic residential product priced below 400K.

- **Security National Commercial Capital-** Commercial lending has been an ongoing investment activity. Security National Life offers bridge lending, SBA lending and various other sorts of commercial loans. Average yield without points is 6.74%

- **Mortgage Warehouse Lending**

- **Direct Real Estate Investments**







Security National Financial Corporation
www.SecurityNational.com

Security National Mortgage

SNMC Growth

SNMC Offices 2011

$1.4 Billion
LOAN VOLUME AND 8,072 UNITS

240 LOAN OFFICERS
70 OFFICES
40 STATES

SNMC Offices 2016

$3.1 Billion
LOAN VOLUME AND 16,028 UNITS

678 LOAN OFFICERS
140 OFFICES
44 STATES

Security National



Mortgage Segment Snapshot

Mortgage Segment Snapshot

	2014	2015	2016	2017 Q1
Total Revenues	$134M	$185M	$199M	$39 .6M
Total Benefits and Expenses	$130M	$174M	$187M	$41M
Income Tax Benefit (Expense)	($1.5M)	($4.6M)	($4.5M)	$58K
Net Earnings (Loss)	$2.3M	$7.2M	$7.3M	($92K)
Mortgage Servicing Rights	$7.8M	$12.7M	$17.4M	$19.4M


Security National

Security National Mortgage

SNMC Funding Volume



Security National Financial Corporation
www.SecurityNational.com

Security National Mortgage

Pre-Tax Net Income - 2011-2016



Security National Financial Corporation
www.SecurityNational.com

Security National Mortgage

Switch from Wholesale to Retail – Retail/Wholesale Production Mix



Security National Financial Corporation
www.SecurityNational.com

Security National Mortgage

Purchase/Refinance Mix



	2013 Total	2014 Total	2015 Total	2016 Total
■ Purchase	$1,513,779,761	$1,687,190,848	$2,288,128,561	$2,324,906,523
■ Refinance	$628,972,865	$350,420,637	$698,488,401	$774,291,111
■ Total	$2,142,752,626	$2,037,611,485	$2,986,616,962	$3,099,197,634

■ Purchase ■ Refinance ■ Total

Top States	Production %
Utah	34.06%
Texas	16.10%
Nevada	13.55%
Florida	12.33%
Arizona	8.54%
California	3.69%

Security National



SNFC

Security National Financial Corporation
www.SecurityNational.com

Security National Mortgage

SNMC Servicing

Year	Volume Retained	End of Year UPB	Servicing Revenue	Servicing Profit
2012	$407M	$452M	$0.5M	$.3M
2013	$348M	$805M	$1.8M	$1.1M
2014	$439M	$1.2B	$2.6M	$1.1M
2015	$846M	$1.8B	$4.2M	$1.7M
2016	$1.1B	$2.6B	$5.8M	$2.0M

- Security National Mortgage Company retains approximately **35% of all servicing rights** for loans originated

- We believe yield will be in **excess of 15%**

- We believe we have used **conservative values**



Security National Financial Corporation
www.SecurityNational.com

Security National



MEMORIAL

Mortuaries & Cemeteries



Cemetery and Mortuary

Cemetery and Mortuary

Utah



Memorial Desert Mortuary
36 East 700 South
Salt Lake City, UT 84111



Memorial Holladay Cemetery
4900 South Memory Lane
Holladay, UT 84117



Memorial Holladay
-Cottonwood Mortuary
4670 S Highland Dr.
Holladay, UT 84117



Memorial Lake Hills Mortuary
and Cemetery
10055 South State Street
Sandy, UT 84070



Memorial Lakeview Mortuary
and Cemetery
1640 East Lakeview Drive
Bountiful, UT 84010



Memorial Mountain View
Mortuary, Cemetery
and Pet Garden
3115 East 7800 South
Cottonwood Heights,
UT 84121



Memorial Murray Mortuary
5850 South 900 East
Murray, UT 84121



Memorial Redwood Mortuary
and Cemetery
6500 Redwood Road
Taylorsville, UT 84123

Affordable Funerals & Cremations

- Two Utah locations

California

- One cemetery

Oregon (Mgmt Agreement)

- One cemetery and one mortuary

Security National

Cemetery/Mortuary Segment Snapshot

Cemetery/Mortuary Segment Snapshot

	2013	2014	2015	2016
Total Revenues	$13.7M	$13.7M	$13.6M	$13.6M
Total Benefits and Expenses	$13.5M	$13.1M	$12.7M	$12.4M
Net Earnings	$0.2M	$0.7M	$0.9M	$1.2M

Security National



Memorial

~1,000 Plots
per acre

$1,800
Average sales price of a plot

$995
Basic Vault Sales Price

$1,095
Open and Close Price

$3.9M
Gross Revenue per acre

70%
Contribution Margin on funeral services

65%
Profit Margin on merchandise

Security National



Security National Life Insurance Co.

Demographics – US Live Births (1905-2005)



Security National Financial Corporation
www.SecurityNational.com

Memorial Utah

Cremation

Cremation Trends



- National Funeral Director's Association
- Memorial

Memorial Cremation Average







SNFC

Security National

Financial Corporation

Security National



Security National Financial Corporation
www.SecurityNational.com